Exhibit 99.1

Nevada Geothermal Power Inc. Files to Terminate Registration with the SEC; Continues Listing on TSX Venture Exchange

VANCOUVER, June 28, 2012 /CNW/ - Nevada Geothermal Power Inc. ("NGP" or the "Company") (TSXV: NGP) (OTCBB: NGLGF) today announced that it has filed a Form 15 with the Securities and Exchange Commission (SEC) to voluntarily terminate its registration of common shares under the Securities Exchange Act of 1934.  As a result of the filing, the Company's SEC reporting obligations are immediately suspended.  Further, it is anticipated that as a consequence of the termination, the Company's common shares will no longer be eligible for quotation on the Over-the-Counter Bulletin Board.  The Company common shares will continue to be listed on the TSX Venture Exchange under the symbol NGP and it is anticipated that its common shares will be quoted on the Pink Sheets, a centralized electronic quotation service for over-the-counter securities.  The Company decided to terminate the registration of its common shares with the SEC after determining that the expense and management attention required for SEC reporting became too expensive.

Investors may continue to obtain certain Company reports on the SEDAR filing system at http://www.sedar.com and on the Company's website at http://www.nevadageothermal.com.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in six properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven in California, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Nicole Smith
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X123
Toll Free: 866-688-0808 X123

CO: Nevada Geothermal Power Inc.

CNW 18:01e 28-JUN-12